                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock, no par value per share, and 10,000,000 shares of Preferred Stock, no par value per share, of which 524,125 are shares of Series A Preferred Stock convertible into 443,489 shares of Common Stock upon completion of the Offering. Immediately prior to the consummation of the Offering, the Company will have outstanding 2,338,727 shares of Common Stock, including 1,184,468 shares to be issued in connection with the Acquisition (based on an assumed initial public offering price of $13.00 per share). Upon completion of the Offering and assuming the issuance of 3,100,000 shares of Common Stock pursuant to the Acquisitions, the Company will have outstanding 5,438,727 shares of Common Stock (5,903,727 shares if the over-allotment option is exercised in full), based on an assumed initial public offering price of $13.00 per share. As of November 28, 1997, there were 25 record holders of Common Stock.

COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Subject to applicable provisions of the BCL, shareholders holding a majority of the shares of Common Stock constitute a quorum for the purposes of convening a shareholders' meeting. Accordingly, a majority of the quorum may elect all the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared on the Common Stock by the Board of Directors out of funds legally available therefor. Upon the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to receive ratably the net assets of the Company available for distribution after the payment of all debts and other liabilities of the Company, subject to prior and superior rights of holders of Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered hereby, when issued and paid for, will be, fully paid and nonassessable.

PREFERRED STOCK

     After completion of the Offering, the Company may issue up to 9,475,875 shares of Preferred Stock in one or more series and fix and determine the relative rights, preferences and limitations of each class or series so authorized without any further vote or action by the shareholders. The Board of Directors may issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock and have the effect of delaying or preventing a change in the control of the Company. As of the date of this Prospectus, no shares of Preferred Stock are outstanding. The Company has no current intention to issue any shares of Preferred Stock.

ANTITAKEOVER EFFECTS OF PROVISIONS OF THE ARTICLES, BYLAWS AND PENNSYLVANIA LAW

     Articles of Incorporation and Bylaws. The Bylaws provide that the Board of Directors will be divided into three classes of Directors, each class constituting approximately one-third of the total number of Directors and with the classes serving staggered three year terms, and that Directors may be removed only for cause. The Articles provide that the Company's shareholders may call a special meeting of shareholders only upon a request of shareholders owning at least 50% of the Company's capital stock. These provisions of the Articles and Bylaws could discourage potential acquisition proposals and could delay, defer or prevent a change in control of the Company. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control of the Company. These provisions are designed to reduce the vulnerability of the Company to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the Company's shares and, as a consequence, they also may inhibit fluctuations in the market price of the Company's shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in the management of the Company.

     Pennsylvania Anti-Takeover Laws. The BCL contains a number of statutory "anti-takeover" provisions applicable to the Company. One of these BCL provisions prohibits, subject to certain exceptions, a "business combination" with a shareholder or group of shareholders (and certain affiliates and associates of such shareholders) beneficially owning more than 20% of the voting power of a public corporation (an "interested shareholder") for a five-year period following the date on which the holder became an interested shareholder. This provision may discourage open market purchases of a corporation's stock or a non-negotiated tender or exchange offer for such stock and, accordingly, may be considered disadvantageous by a shareholder who would desire to participate in any such transaction. The BCL also provides that directors may, in discharging their duties, consider the interests of a number of different constituencies, including shareholders, employees, suppliers, customers, creditors and the community in which it is located. Directors are not required to consider the interests of shareholders to a greater degree than other constituencies' interests. The BCL expressly provides that directors do not violate their fiduciary duties solely by relying on poison pills or the anti-takeover provisions of the BCL.

LIMITATION OF LIABILITY OF DIRECTORS AND INDEMNIFICATION OF DIRECTORS AND
OFFICERS

     The Bylaws provide that a director shall not be liable to the Company for monetary damages as such for any action taken or omitted unless the director breaches or fails to perform a duty of his office and that breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. This limitation does not apply to criminal liability or liability for the payment of taxes. The Company believes that this provision will assist it in securing and maintaining the services of directors who are not employees of the Company. The Bylaws also provide for indemnification of the Company's Directors and officers to the fullest extent permitted by law for expenses (including attorneys' fees) incurred as a result of the officer's or Director's status as an officer or Director of the Company.

     The Company intends to purchase insurance to afford officers and directors coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is StockTrans, Inc., Ardmore, Pennsylvania.

                                       2